COCA-COLA ENTERPRISES INC.          Exhibit 12

		  COMPUTATION OF RATIO OF EARNINGS
		    TO FIXED CHARGES AND RATIO OF
		 EARNINGS TO COMBINED FIXED CHARGES
		    AND PREFERRED STOCK DIVIDENDS
		     (In millions except ratios)

						       Quarter ended
						    --------------------
						    March 29,  March 31,
						      1996       1995
						    ---------  ---------
Computation of Earnings:
  Earnings (loss) from continuing operations
    before income taxes......................         $  12      $   5
  Add:
    Interest expense.........................            74         82
    Amortization of debt
      premium/discount and expenses..........             6          -
    Interest portion of rent expense.........             2          2
						      -----      -----
Earnings as Adjusted.........................         $  94      $  89
						      =====      =====
Computation of Fixed Charges:
  Interest expense...........................         $  74      $  82
  Capitalized interest.......................             1          1
  Amortization of debt
    premium/discount and expenses............             6          -
  Interest portion of rent expense...........             2          2
						      -----      -----
Fixed Charges................................            83         85

  Preferred stock dividends (a)..............             2          1
						      -----      -----
Combined Fixed Charges and Preferred
  Stock Dividends............................         $  85      $  86
						      =====      =====

Ratio of Earnings to Fixed Charges (b).......          1.14       1.05
						      =====      =====
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends (b)..          1.10       1.04
						      =====      =====


(a) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.

(b)  Ratios were calculated prior to rounding to millions.